

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 3, 2006

Mr. Leon van Kraayenburg
Vice President of Finance
Nova Oil, Inc.
2777 Allen Parkway, Suite 800
Houston, Texas 77019

> **Re:** **Nova Oil, Inc.**
> **Response Letter dated October 31, 2006**
> **File No. 0-32531**

Dear Mr. van Kraayenburg:

We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2006

Note 8 – Subsequent Events

Equity Incentive Plan

1. We have considered your response to prior comment number five where you indicate that "At the time of grant, the Company was still negotiating employment agreements with the affected employees and such employment agreements contain terms that the Company considered critical to its success and the Company did not intend to file a registration statement with respect to such options until mutually acceptable employment agreements were completed." You also indicate that "The additional vesting condition made the options unenforceable until registration occurred, which in practical effect, required actions other than related to the employer's own operations." Please tell us how

you considered, even though the shares did not vest until they were registered and you were currently negotiating employment contracts with employees upon issuance of the shares, whether or not the service inception date occurred when the shares were issued in April 2006. In this regard, we note paragraph A79 of SFAS 123R states that "The service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, *and* (c) either of the following conditions applies: (1) the award's terms do not include a substantive future requisite service condition that exists at the grant date (refer to paragraph A83 for an example illustrating that condition) or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award." Please contact us to schedule a conference call to further discuss this issue at your convenience.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief